# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Contineum Therapeutics, Inc., CIK 0001855175
CUSIP: 21217B100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 10578 Science Center Drive,, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-119059
Filed by CIK 0001274413

## Reporting persons
- Sectoral Asset Management Inc: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 800,787; shared voting power 0; sole dispositive power 800,787; shared dispositive power 0; aggregate amount beneficially owned 800,787 (4.2% of the class)
- Jerome G. Pfund: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 950,786; shared voting power 0; sole dispositive power 950,786; shared dispositive power 0; aggregate amount beneficially owned 950,786 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Contineum Therapeutics, Inc.
Address of issuer's principal executive offices: 10578 Science Center Drive, Suite 200 San Diego, CA, 92121

## Item 2. Person Filing
Name of person filing:
Jerome G. Pfund
Sectoral Asset Management Inc.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is
1610-1010 Sherbrooke St. West, Montreal QC, H3A 2R7 Canada
Citizenship:
Jerome G. Pfund is a Swiss citizen
Sectoral Asset Management Inc. is a Canadian corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Jerome G. Pfund: 950,786 shares
Sectoral Asset Management Inc.: 800,787 shares
Percent of class:
Jerome G. Pfund: 4.99 %
Sectoral Asset Management Inc.: 4.2
Sole power to vote or to direct the vote:
Jerome G. Pfund: 950,786shares
Sectoral Asset Management Inc.: 800,787 shares

Jerome G. Pfund in his capacity as the sole control person of Sectoral Asset Management Inc. and Sectoral Asset Management Limited has the sole right to vote the number of shares of Class A Common Stock of the Issuer set forth in this filing. Sectoral Asset Management Inc. has been included as a separate Reporting Person solely for administrative purposes to facilitate the filing process.
Shared power to vote or to direct the vote: Not applicable
Sole power to dispose or to direct the disposition:
Jerome G. Pfund: 950,786 shares
Sectoral Asset Management Inc.: 800,787 shares

Jerome G. Pfund in his capacity as the sole control person of Sectoral Asset Management Inc. and Sectoral Asset Management Limited has the sole right to dispose of the number of shares of Class A Common Stock of the Issuer set forth in this filing. Sectoral Asset Management Inc. has been included as a separate Reporting Person solely for administrative purposes to facilitate the filing process.
Shared power to dispose or to direct the disposition: Not applicable

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons, as investment advisory clients of Sectoral Asset Management Inc. and Sectoral Asset Management Limited, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of the Issuer. However, no one such person's interest in the Class A Common Stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sectoral Asset Management Inc: /s/ Marina Lalakin, Marina Lalakin/Chief Compliance Officer (02/14/2025)
- Jerome G. Pfund: /s/ Jerome G. Pfund, Jerome G. Pfund (02/14/2025)